U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

Appointment of Agent For Service of Process

And Undertaking

A. Name of issuer or person filing (“Filers”):	BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

WWE EQUITY HOLDINGS INC.

B. (1) This is [check one]:

☒	an original filing for the Filers
☐	an amended filing for the Filers
(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T rule 101(b)(9) ☐

C. Identify the filing in conjunction with which this form is being filed:

Name of Registrants:	Brookfield Renewable Energy Partners L.P.

WWE Equity Holdings Inc.

Form Type:	Schedule 14D-1F

File Number (if known):	005-81701

Filed by:	Brookfield Renewable Energy Partners L.P.

WWE Equity Holdings Inc.

Date Filed (if filed concurrently, so indicate):	November 26, 2012 (filed concurrently)

D. Brookfield Renewable Energy Partners L.P. is incorporated or organized under the laws of Bermuda and has its principal place of business at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda (telephone: (441) 295-1443). WWE Equity Holdings Inc. is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at Brookfield Place, 181 Bay Street, Suite 300, Toronto, ON M5J 2T3 (telephone: (441) 295-1443).

E. Each Filer designates and appoints Torys LLP (the “Agent”), located at 1114 Avenue of the Americas, New York, New York, 10036, Attention: Mile T. Kurta (telephone: (212) 880-6000), as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer for the securities of a Canadian issuer with respect to which filings are made by such Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if such Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of such Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act.

Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Schedule 14D-1F; the securities to which the Schedule 14D-1F relates; and the transactions in such securities.

The undersigned certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in Hamilton, Bermuda, on November 26, 2012.

Filer:	BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

The undersigned certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in Ottawa, Ontario, Canada, on November 26, 2012.

Filer:	WWE EQUITY HOLDINGS INC.

	By:	/s/ Patricia Bood
Name: Patricia Bood
Title: Secretary, Senior Vice-President Legal Services and General Counsel

This statement has been signed by the following person in the capacity and on the date indicated:

TORYS LLP

as agent for service of process

By:	/s/ Mile T. Kurta
Name: Mile T. Kurta
Title: Partner

Dated: November 26, 2012